TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
ESPERANZA PROVIDES UPDATE OF COMPANY ACTIVITIES

Vancouver, B.C., February 25, 2009: Esperanza Silver Corporation is pleased to provide an update of its activities at Cerro Jumil Mexico and San Luis, Peru. Advances include:

·

Commencement of a Preliminary Economic Assessment for the Cerro Jumil property due in the second quarter of 2009.

·

Initiation of a San Luis feasibility study which is also due in the second quarter of 2009. Cerro Jumil, Mexico

The Company is now preparing a Preliminary Economic Assessment in accordance with the requirements of National Instrument 43-101. It anticipates completion during the second quarter of 2009.

On October 1, 2008 the Company announced an initial resource estimate at Cerro Jumil containing over one million ounces of gold in measured, indicated and inferred categories. Subsequent to that announcement, the company has begun a number of activities to move the property toward development. These include:

On-Going Exploration – exploration has focused on development of new drill targets in the area immediately west of the known resource. The area was initially identified as prospective when drill roads exposed altered rock indicative of mineralization. Subsequent sampling of rock float has returned values as high as 11.8 grams gold and 13 grams silver per tonne.

Metallurgical Testing – testing of bulk sample from the Southeast and West/Las Calabazas zones is ongoing at the Center for Advanced Mineral and Metallurgical Processing. Prior results had indicated the favorability of heap leach processing with a 72% recovery (News Release Dec 11, 2007). On-going investigation will be used to develop a preliminary flow sheet and initial capital and cost estimates sufficient for an Economic Assessment.

Hydrologic Studies – on-going hydrologic studies have been focused on two key themes for project development – the availability of water for industrial use and establishing a water quality baseline for permitting purposes. The studies, conducted by local consultants, Estudios Geofisicos del Subsuelo S.A., concluded that a large, underexploited aquifer would yield sufficient water for anticipated needs.

Socio/Economic Study – The Company has issued the terms of reference for a socio/economic study which is required as a key element of an operating permit application. An award will be made shortly.

Upcoming activities include a drill program that will examine new targets in an effort to expand the current resource base. Additional material will be collected for metallurgical testing at the same time. Drilling should begin in the second quarter of this year.

The Company will also continue to expand the engineering knowledge-base to provide a foundation for future feasibility studies. The initial study will meet the requirements of a Preliminary Economic Assessment with completion anticipated by June of this year. Contributing investigations will include preliminary mine design and scheduling, geotechnical study, flow-sheet design and estimation of capital and operating costs.

San Luis, Peru

In December of 2008 the Company announced a resource estimate for the Ayelén and a portion of the adjacent Ines veins consisting of 9,000,000 ounces of silver and 350,000 ounces of gold contained in 484,000 tonnes grading 578 grams silver and 22.3 grams gold per tonne (News Release Dec 2, 2008).

The San Luis joint-venture is currently operated by Silver Standard Resources Inc. which, in December 2008 announced the commencement of a feasibility study to be conducted by Buenaventura Ingenieros S.A. – a highly regarded Peruvian engineering company. This study is now well advanced and will focus on the development of the bonanza-grade Ayelén and associated veins. It is expected to be completed in the second quarter of 2009.

Currently the joint-venture is conducting a regional exploration program to fully cover the approximately 30,000 hectare claim-block. During the 2008 field season additional vein systems have been identified with significant gold and silver values encountered in surface sampling. These will be further investigated. Joint-venture geologists will also follow-up on other anomalous areas identified in a 2007 stream sediment sampling program.

Initial drilling at the BP zone, approximately 6 kilometers distance from Ayelén, has encountered significant intercepts containing silver-lead-zinc mineralization. BP is a hydrothermal breccia zone with an approximate surface dimension of 250 by 450 meters. Future work will consist of a full evaluation of the geologic potential of the BP zone and adjacent areas consisting of structure and alteration mapping and continued soil and rock geochemical sampling prior to new any new drilling.

The joint-venture has also made significant advances in the development of local infrastructure. A new mine camp has been constructed with capacity for 80 people and will be ready for the initiation of underground exploration and development. This complements the existing camp facilities. Road building has improved access to the project site and outlying areas.

New Exploration

Esperanza will continue to place emphasis on the search for new deposits both in Mexico and Peru.

The Company now controls approximately 20,000 hectares in five wholly owned projects and one JV project. Gold-silver mineralization has been identified on these projects and they are being advanced to a drill ready stage. Esperanza continues new project generation through regional prospecting concentrated in the mineral rich regions of the Cordillera Negra and Huancavelia areas of central Peru.

Grassroots exploration in Mexico is centered in the greater Cerro Jumil region. This leverages the Company’s extensive knowledge of Cerro Jumil and the region and has the advantage that if additional discoveries can be made, they would be able to potentially piggyback onto future operations at Cerro Jumil.

Esperanza is an emerging precious metal company focused on advancing the development of its two principal properties: the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico. It also has a portfolio of exploration properties that it is investigating.

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada. Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES). A description of quality control and quality assurance protocols can be found at

http://www.esperanzasilver.com/protocols.php

Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by joint-venture personnel under his supervision. All samples were submitted to ALS Chemex in Lima, Peru for analysis.

For silver, initial analysis was completed using four-acid digestion with an ICP finish. For samples that assayed over 200 ppm silver, re-analysis was completed using four-acid digestion with an AA finish. For samples that assayed over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish. For gold, initial analysis used a 30-gram charge for fire assay followed by an AA finish. For samples that assayed over 10 grams gold in the initial analysis, re-analysis of the 30 gram assay charge was completed using fire assay followed by a gravimetric finish.

CAUTIONARY NOTE TO U.S.INVESTORS concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

“Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SAFE HARBOR: Some statements in this presentation are forward looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis and Cerro Jumil properties and other exploration properties. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.

The forward-looking statements contained in this presentation constitute management’s current estimates as of the date of this presentation with respect to the matters covered herein. We expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While we may elect to update this forward-looking information at any time, we do not undertake to do so.

NEITHER TSX VENTURE EXCHANGE NOR THE INVESTMENT INDUSTRY REGULATORY
ORGANIZATION OF CANADA ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS RELEASE.

For further information, contact:

Esperanza Silver Corp

Bill Pincus, President and CEO

Toll free: (866) 890 5509

info@esperanzasilver.com

www.esperanzasilver.com